

December 23, 2010

via U.S. mail and facsimile to (973) 206-6791

Mr. Michael A. Angerthal, Chief Financial Officer
Virtus Investment Partners, Inc.
100 Pearl St., 9th Floor
Hartford, CT 06103

> **RE: Virtus Investment Partners, Inc.**
> **Form 10-K for the Year Ended December 31, 2009 filed March 8, 2010**
> **Definitive Proxy Statement on Schedule 14A filed on April 6, 2010**
> **File No. 1-10994**

Dear Angerthal:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis, page 25

Results of Operations, page 30

1. We note you refer extensively to "average assets under management" in explaining the changes from year to year for investment management fees, distribution and services fees, etc. As average assets under management appear to be a key component in providing a complete analysis of your revenues, including investment management fees, distribution and service fees, administration and transfer agent fees, as well as your operating expenses, please quantify this measure for each period presented in future filings, as you have done in your press releases.

Item 15 – Exhibits, Financial Statement Schedules, page 51

Exhibit 10.19

2. It appears that you have not filed the schedules and exhibits to the Credit
    Agreement dated September 1, 2009. Please file the complete copy of this
    agreement with your next periodic report and ensure that in the future you file all
    material agreements in complete form. Refer to Item 601(b)(10) of Regulation S-
    K.

Signatures, page 55

3. Please have your future filings also signed by the principal financial officer, and
    the principal accounting officer or controller. See General Instruction D(2)(a) of
    Form 10-K.

Definitive Proxy Statement on Schedule 14A filed on April 6, 2010

Executive Compensation, page 33

Base Salary and Incentive Pay, page 36
Base Salary, page 36

4. We note that the base salary for Mr. Aylward increased by over $75,000;
    however, there is no discussion of how the five general factors noted in your
    disclosure translated into Mr. Aylward's receiving such increase in salary.
    Supplementally, please advise us on this issue and to the extent applicable, please
    revise your future filings accordingly.

Annual Incentive Plan, page 36

5. Your CD&A disclosure should provide the investors with insight and a clear
    understanding of how the compensation committee established the performance
    goals, how performance of each named executive was measured, what the actual
    performance results were, and ultimately how the named executives were
    compensated. Your disclosure does not discuss specific levels of performance
    and target achievement, and does not provide an analysis of how the
    compensation committee made its decisions regarding the annual incentive
    compensation paid to the named executive officers in 2009. With a view toward
    future disclosure:

    •   Please clarify the nature of the departmental performance goals that
        plan participants were to be awarded for. Clarify whether any of the
        NEO compensation was based upon achievement of the departmental

goals. We assume that the performance goals listed in items (i) through (iii) on page 37 were company goals referred to in the bullet point at the end of page 36;

- In the third full paragraph on page 37, please clarify for us what the amounts, expressed as percentages, are percentages of. For example, you state that executives could earn between 50% and 200% of their annual incentive award goal, but do not explain what the annual incentive award goal was. Similarly, you refer to pre-established criteria set at 50%, 100% and 200% levels, but it is not clear what the percentage actually refers to;

- For each named executive officer please disclose his or her annual incentive award goal for 2009, and provide the actual target percentages of their award amounts, not just a range of percentages. If these amounts are calculated as a percentage of a named executive officer's base salary, please disclose the percentage of the bonus amount for each named executive officer at each of the threshold, target and maximum levels. Based on your tabular disclosure on page 45, it appears that the range of these percentages varies significantly among the named executive officers (for example, we note that the incentive award amount for Mr. Aylward appears to range from 100% to 400% of his base salary, and for Ms. Waltman from 45% to 180% of her base salary). Please ensure to discuss any material differences in compensation policies with respect to individual named executive officers;

- With respect to financial targets that are non-GAAP measures (such as gross inflows or net flows as used in the Long-Term Incentive Plan disclosure), please briefly disclose how these numbers are calculated from your audited financial statements (see Instruction 5 of Item 402(b) of Regulation S-K);

Long-term Incentive Plan, page 38

6. To the extent applicable, please address the comments raised with respect to the annual incentive plan in this section of the filing. For example, please tell us, and in future filings disclose what each named executive officer's long-term incentive award goals for year 2009 were, the threshold, target and maximum levels of each performance target, as well as the actual level of target achievement.

7. In future filings please enhance the disclosure regarding the fiscal 2009 equity grants to disclose in more detail the factors the compensation committee considered in determining the specific levels of this component of your

compensation program, and the reasons behind the compensation committee's decisions to grant the long-term equity awards in the form of restricted stock awards. See Item 402(b)(iii) of Regulation S-K. In addition, please discuss how the compensation committee determined the actual number of restricted stock awarded to each named executive officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Pam Long, Assistant Director, at (202) 551-3765, with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief